UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 29 June 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by a director and the company secretary of Sasol Limited and directors of a major subsidiary of Sasol Limited during June 2007:

1. 15 June
2. 19 June
3. 21 June
4. 26 June
5. 28 June
6. 29 June
7. 29 June

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 15 June 2007, Mr R van Rooyen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:
a) 4 900 ordinary Sasol shares were bought by him in terms of the
Sasol Share Incentive Scheme for R25.10 per share for a total consideration of R122 990,00; and

b)
4 600 ordinary Sasol shares were bought by him in terms of the
Sasol Share Incentive Scheme for R42.30 per share for a total consideration of R194 580,00;

Mr van Rooyen’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Synfuels (Proprietary) Limited.
15 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 18 June 2007, Mr M Sieberhagen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:
a) 5 100 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R267,88 per share for a total consideration of R1 366 188,00;
b) 5 400 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R267,88 per share for a total consideration of R1 446 552,00;and
c) 2 100 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme at a price of R267,88 per share for a total consideration of R562 548,00.
Mr Sieberhagen’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Limited.

19 June 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
On 20 June 2007, Mr H C Brand, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 8 300 ordinary Sasol shares were sold by him in terms of the
Sasol Share Incentive Scheme for R270.25 per share for a total consideration of R2 243 075,00.

Mr Brand’s interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the Chairman of
Sasol Limited.

21 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of the Company:

On 26 June 2007, Mr L P A Davies, a director of Sasol Limited, bought
17 200 Sasol Limited ordinary shares at R25,10 per share for a total consideration of R431 720,00 in accordance with the rules of the Sasol
Share Incentive Scheme.
Mr Davies’s interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the chairman of the board of Sasol.

26 June 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 28 June 2007, Mr R van Rooyen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:
a) 2 700 ordinary Sasol shares were sold by him at R260.80 per share for a total consideration of R704 160,00 in accordance with the rules of the Sasol Share Incentive Scheme; and

b)
3 100 ordinary Sasol shares were bought by him at R54.00 per share for a total consideration of R167 400,00 in accordance with the rules of the Sasol Share Incentive Scheme.

Mr van Rooyen’s interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the chairman of the board of Sasol Synfuels (Proprietary) Limited.
28 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE
COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
On 29 June 2007, Mr A de Klerk, a director of Sasol Synfuels
(Proprietary) Limited, sold 3 100 Sasol Limited ordinary shares at
R259.50 per share for a total consideration of R804 450,00 in accordance with the rules of the Sasol Share Incentive Scheme.
Mr de Klerk’s interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the chairman of the board of Sasol Synfuels (Proprietary) Limited.
29 June 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by the Company Secretary of the Company:

On 29 June 2007, Dr N L Joubert, the Company Secretary of Sasol
Limited, sold 6 200 Sasol Limited ordinary shares at R263,75 per share for a total consideration of R1 635 250,00 in accordance with the rules of the Sasol Share Incentive Scheme.
Dr Joubert’s interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the chairman of the board of Sasol Limited.

29 June 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 June 2007
By: /s/ N L Joubert
Name:  Nereus Louis Joubert
Title:    Company Secretary